SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
(RULE 14D-101)
Solicitation/ Recommendation Statement under
Section 14(d)(4) of the Securities Exchange Act of 1934
(Amendment No. 3)

VISTACARE, INC.
(Name of Subject Company)
VISTACARE, INC.
(Name of Persons Filing Statement)
CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)
92839Y109
(CUSIP Number of Common Stock)
Stephen Lewis
Vice President, Secretary, and General Counsel
VistaCare, Inc.
4800 North Scottsdale Road, Suite 5000
Scottsdale, Arizona 85251
(480) 648-4545
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Persons Filing Statement)

With a copy to:
Frank Placenti, Esq.
Squire, Sanders & Dempsey, L.L.P.
40 North Central Avenue, Suite 2700
Phoenix, Arizona 85004

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     The purpose of this Amendment No. 3 is to amend and supplement the Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 (“Schedule 14D-9”) initially filed by VistaCare, Inc., a Delaware corporation (the “Company”) on January 30, 2008, as amended by Amendment No. 1 filed on February 5, 2008, and Amendment No. 2 filed on February 8, 2008, relating to the tender offer commenced by Odyssey HealthCare, Inc., a Delaware corporation (“Odyssey”) through its wholly-owned subsidiary, Odyssey HealthCare Holding Company, a Delaware corporation (“Parent”) and OHC Investment, Inc., a Delaware corporation (“Purchaser”), a wholly-owned subsidiary of Parent, to purchase all of the Company’s outstanding shares of class A common stock, par value $0.01 per share (the “Shares”) at a price of $8.60 per Share, net to the seller thereof in cash, without interest thereon, less any applicable withholding tax, upon the terms and subject to the conditions of the Merger Agreement as described in the Offer to Purchase and in the related Letter of Transmittal, which were filed as Exhibits in the Schedule TO filed by Odyssey with the SEC on January 30, 2008. Capitalized terms used but not otherwise defined shall have the meaning ascribed to them in the Schedule 14D-9.
     Except as otherwise indicated herein, the information set forth in the Schedule 14D-9 remains unchanged.
ITEM 4. SOLICITATION/RECOMMENDATION.
     Item 4 is hereby amended and supplemented by adding the following sentence at the end of the subsection entitled “Recommendation of the Special Committee; Recommendation of the Board”:
     In its decision to approve the Offer, the Board took into consideration all matters it deemed relevant, including the Company’s progress in executing its restructuring plan. At the time of its decision, the Board understood that the Company’s progress toward its restructuring plan targets was behind schedule. As evidenced by the financial results for the first fiscal quarter of 2008, the Company achieved approximately 60% of the net benefits that were anticipated for the quarter. The Company’s Board continues to believe that it will take further significant time, effort and capital expenditures to achieve a satisfactory level of profitability and that there are substantial execution and market risks associated with the continued implementation of its restructuring plan and continued operation as a standalone business.
     Accordingly, the Board, as of February 8, 2008, unanimously reaffirms its recommendation that you accept the Offer, tender your Shares into the Offer, and, to the extent required by the DGCL, approve the Merger and adopt the Merger Agreement.
ITEM 9. EXHIBITS
     Item 9 is hereby amended and supplemented by adding the following exhibit thereto:
EXHIBIT

(a)(9)	Press Release of VistaCare, Inc. dated February 8, 2008, announcing financial results for first quarter of fiscal 2008

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VISTACARE, INC.
By:	/s/ Richard R. Slager
	Name:	Richard R. Slager
	Title:	Chief Executive Officer